UNITED STATES GASOLINE FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502
(510) 522-9600

December 18, 2009

Via EDGAR

Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	United States Gasoline Fund, LP Form 10-K for the year ended December 31, 2008 Filed on March 31, 2009 Form 10-K/A for the year ended December 31, 2008 Filed on August 19, 2009 File No. 001-33975

Dear Ms. Crittendon:

We are providing the responses to your comments of November 23, 2009, to the United States Gasoline Fund, LP (“UGA”), on UGA’s Form 10-K for the year ended December 31, 2008 and Form 10-K/A for the year ended December 31, 2008.  Each of your comments is set forth below, followed by UGA’s response.

FORM 10-K for the year ended December 31, 2008

How Does UGA Operate?, page 2

1.
We note your response to comment 2 in our letter dated September 29, 2009; however, we continue to believe that your portfolio composition is material to an investor’s understanding of the fund’s business.  It appears that disclosing your portfolio composition in percentage terms rather than dollar amounts could provide the appropriate information and avoid the concerns expressed in your response regarding volatility in the size of the fund.  Disclosure of your portfolio holdings as of the end of each quarter in the fiscal year may address concerns about the limited nature of year-end only disclosure.  In addition, we note that such disclosure would appear to be consistent with your financial statement disclosure requirements.  Please confirm that you will provide disclosure about your portfolio as previously requested or, alternatively, provide a more detailed analysis regarding the materiality of this disclosure.

Response: UGA confirms that it will include disclosure in its quarterly and annual reports on Form 10-Q and 10-K, as the case may be, consistent with your request. Specifically, UGA will include the following disclosure in the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

Yolanda Crittendon
December 18, 2009

“On [date], UGA’s portfolio consisted of [  ] Gasoline Futures Contracts traded on the NYMEX.  For a list of UGA’s current holdings, please see UGA’s website at www.unitedstatesgasolinefund.com.”

To the extent UGA holds other gasoline-related interests, other than futures contracts traded on NYMEX, it will disclose these holdings in a similar manner.

*           *           *           *

We hope that you will find this response satisfactory.  If you have questions or further comments, please call the undersigned at 510.522.9600.

UNITED STATES HEATING OIL FUND, LP

By: United States Commodity Funds LLC, its general partner

By:	/s/ Howard Mah
	Name:	Howard Mah
	Title:	Chief Financial Officer

cc:	James M. Cain, Esq. W. Thomas Conner, Esq.